Betafox Corp.
                       8 Nicou Georgiou, block 1, app 201
                              Nicosia, 1095 Cyprus

September 23, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Pamela A. Long

Re: Betafox Corp.
    Amendment 1 to Registration Statement on Form S-1
    Filed September 15, 2014
    File No. 333-197968

Dear Ms. Long:

I write on behalf of Betafox Corp., (the "Company") in response to Staff's letter of September 22, 2014, by Pamela A. Long, Assistant Director, of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-1, filed September 15, 2014, (the Comment Letter").

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1. NOTWITHSTANDING THE REPRESENTATIONS MADE TO US IN RESPONSE TO COMMENT ONE IN OUR SEPTEMBER 4, 2014 LETTER THAT BETAFOX HAS A SPECIFIC BUSINESS PLAN TO MANUFACTURE AND SELL COLORED FLAME CANDLES AND NO PLAN, AGREEMENT, ARRANGEMENT, OR UNDERSTANDING TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES OR OTHER ENTITY OR PERSON, DISCLOSURES INDICATE THAT BETAFOX IS A SHELL COMPANY AND ALSO A DEVELOPMENT STAGE COMPANY WITH MINIMAL BUSINESS OPERATIONS. IN THIS REGARD, WE ALSO NOTE THAT THE COMPANY HAS HAD NO REVENUES TO DATE, REQUIRES A MINIMUM OF $25,000 FROM THIS OFFERING TO IMPLEMENT ITS PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS, HAS NO ARRANGEMENTS FOR ADDITIONAL FINANCING, EXPECTS TO SUFFER SIGNIFICANT LOSSES INTO THE FORESEEABLE FUTURE, AND THERE IS SUBSTANTIAL DOUBT ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN, PRODUCE ANY OPERATING REVENUES, OR EVER ACHIEVE PROFITABLE OPERATIONS. THUS WE CONTINUE TO BELIEVE THAT BETAFOX'S PROPOSED BUSINESS IS COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY AND THAT THIS OFFERING SHOULD COMPLY WITH RULE 419 OF REGULATION C UNDER THE SECURITIES ACT. PLEASE REVISE THE REGISTRATION STATEMENT TO COMPLY WITH RULE 419.

In response to this comment, the Company reiterates that it is not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended (the "Securities Act"), and therefore the Registration Statement need not comply with the requirements of Rule 419. As detailed unequivocally in the Company's Registration Statement and as stated in response to the Staff's September 4, 2014 letter, the Company has a specific business plan and purpose and has no plans or intentions to merge with any other entity. It does not therefore meet the definition of a blank check company and it would be misleading to disclose otherwise.
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The Staff's statement that the Company has no arrangements for additional financing is incorrect. As stated in Exhibit 10.1 to the Registration Statement, Giorgos Kallides, the Company's president, has verbally agreed to lend funds to pay for the registration process and lend funds to implement the Company's business plan and to help maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months.

Moreover, there is nothing in Rule 419 or any interpretive guidance that would suggest that qualifying for shell company status amounts to blank check company status, as suggested by the Staff in this comment. To the contrary, the Commission has given specific guidance that, "Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." See Securities Act Release No. 33-6932.

2.   PLEASE CONFIRM TO US THAT YOUR FISCAL YEAR END IS JUNE 30.

In response to this comment, the Company's fiscal year end is May 31. The Company revised the disclosure stating that the fiscal year end is June to May 31.

PROSPECTUS' OUTSIDE FRONT COVER PAGE

3. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT SEVEN IN OUR LETTER DATED SEPTEMBER 4, 2014. PLEASE REVISE THE SECOND ROW OF THE TABULAR DISCLOSURE TO REFER TO "OFFERING EXPENSES" RATHER THAN "OFFERING PROCEEDS."

In response to this comment, the Company revised the disclosure to state Offering Expenses.

BECAUSE WE ARE CONSIDERED TO BE A "SHELL COMPANY" ..., WE ARE SUBJECT TO ADDITIONAL DISCLOSURE REQUIREMENTS IF WE ACQUIRE OR DISPOSE OF SIGNIFICANT ASSETS..., PAGE 5

4. WE NOTE THE DISCLOSURE THAT YOU ARE SUBJECT TO ADDITIONAL DISCLOSURE REQUIREMENTS IF YOU ENTER INTO A TRANSACTION WHICH RESULTS IN A SIGNIFICANT ACQUISITION OR DISPOSITION OF ASSETS. PLEASE REVISE YOUR DISCLOSURE TO INDICATE, IF TRUE, THAT YOU HAVE NO PLAN, AGREEMENT, ARRANGEMENT, OR UNDERSTANDING TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES OR OTHER ENTITY OR PERSON. IN THIS REGARD, WE ALSO NOTE THE REPRESENTATION THAT YOU MADE TO US IN RESPONSE TO COMMENT ONE IN OUR SEPTEMBER 4, 2014 LETTER.

In response to this comment, the Company was merely reciting the additional regulatory requirements that are applicable to shell companies in general, which include heightened disclosure requirements in transactions resulting in significant acquisitions or dispositions of assets. The language in this risk factor speaks for itself and in no way states or even implies that the Company intends to engage in a merger or acquisition with an unidentified company, companies, or other entity or person. Nevertheless, the Company included the language requested - that the Company has no plan, agreement, arrangement, or understanding to engage in a merger or acquisition with an unidentified company, companies, or other entity or person.

SUMMARY COMPENSATION TABLE, PAGE 32

5. REVISE YOUR TABULAR DISCLOSURE TO PROVIDE COMPENSATION DISCLOSURE FOR THE MOST RECENTLY COMPLETED FISCAL YEAR, JUNE 30, 2014. IN THIS REGARD, WE NOTE DISCLOSURE IN THE FIRST PARAGRAPH UNDER "DESCRIPTION OF BUSINESS" ON PAGE 24 STATING THAT YOU ESTABLISHED A FISCAL YEAR BY THE END OF JUNE.

In response to this comment, the disclosure was revised to state May 31 and not June as the Company's fiscal year end.

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
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 32

6. PLEASE REVISE FOOTNOTE (1) DISCLOSURE TO REFLECT THE BENEFICIAL OWNERSHIP AS OF THE MOST RECENT PRACTICABLE DATE. ADDITIONALLY, WE NOTE THAT THE DISCLAIMER INCLUDED AT THE END OF THE FOOTNOTE CREATES UNNECESSARY AMBIGUITY REGARDING HOW THE BENEFICIAL OWNERSHIP OF A STOCKHOLDER IS CALCULATED. PLEASE CONSIDER REMOVING THE DISCLAIMER.

In response to this comment, the Company updated the disclosure to reflect beneficial ownership as of the most recent practicable date. The Company removed the disclaimer at the end of the footnote as requested.

NON-CUMULATIVE VOTING, PAGE 36

7. DISCLOSURE THAT PRESENT STOCKHOLDERS WILL OWN APPROXIMATELY 55% OF YOUR OUTSTANDING SHARES OF COMMON STOCK IF ALL OF THE SHARES OF COMMON STOCK BEING OFFERED IN THIS REGISTRATION STATEMENT ARE SOLD IS INCONSISTENT WITH REVISED DISCLOSURE ON PAGE 8 THAT YOUR SOLE DIRECTOR AND OFFICER, MR. GIORGOS KALLIDES, WILL OWN 37.5% OF YOUR OUTSTANDING SHARES OF COMMON STOCK IF ALL OF THE SHARES OF COMMON STOCK BEING OFFERED IN THIS REGISTRATION STATEMENT ARE SOLD. PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company reconciled the disclosure to state that present stockholders will own 37.5% of the Company's outstanding shares if all the shares of common stock being offered by this Registration Statement are sold.

EXHIBIT 5.1

8. REFER TO COMMENT 28 IN OUR SEPTEMBER 4, 2014 LETTER. AS REQUESTED PREVIOUSLY, PLEASE ASK COUNSEL TO REVISE ITS OPINION TO CONSENT ALSO TO BEING NAMED IN THE REGISTRATION STATEMENT.

In response to this comment, the incorrect version of the opinion was filed. The Company included the correct version that has counsel consent to being named in the Registration Statement.

EXHIBIT 10.3

9. THE REVISED LEASE AGREEMENT FILED AS EXHIBIT 10.3 SHOULD INCLUDE THE SIGNATURES OF THE PARTIES AND THE DATE ON WHICH IT WAS SIGNED. PLEASE REVISE AND REFILE THE EXHIBIT ACCORDINGLY.

In response to this comment, the Company filed the exhibit and included the signatures of the parties and the date on which it was signed.

EXHIBIT 23.1

10. WE NOTE YOUR RESPONSE TO COMMENT 29 IN OUR LETTER DATED SEPTEMBER 4, 2014; HOWEVER, THE CONSENT STILL SHOWS THE DATE OF INCEPTION TO BE SEPTEMBER 10, 2014. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANT REVISE ITS CONSENT TO INDICATE THAT THE DATE OF INCEPTION IS SEPTEMBER 10, 2013.

In response to this comment, the Company's audited provided an updated consent complying with correct date of inception.

Sincerely,


/s/ Giorgos Kallides
-----------------------------------------
Giorgos Kallides

Enclosure (Acknowledgment by the Company)

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
                                  Betafox Corp.
                       8 Nicou Georgiou, block 1, app 201
                            CYP, Nicosia, Cyprus 1095

Via EDGAR

September 23, 2014

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate
Finance 100 F. Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re: Betafox Corp.
    Amendment 1 to Registration Statement on Form S-1
    Filed September 15, 2014
    File No. 333-19796

Dear Ms. Long:

In connection with the Company's response to the United States Securities and Exchange Commission's (the "Commission") comments in a letter dated September 4, 2014 by Pamela A. Long, Assistant Director of the Commission's Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Betafox Corp.


    /s/ Giorgos Kallides
    -------------------------------------
By: Giorgos Kallides
    Chief Executive Officer

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